UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13A-16 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          For the month of August, 2004

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


       Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [_]                   No   [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)


Date:    August 30, 2004                      By: /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary



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N E W S   R E L E A S E
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                                                            [LOGO - TECKCOMINCO]
                                      ------------------------------------------
                                                           EXTERNAL NEWS RELEASE
                                                                        04-25-TC

FOR IMMEDIATE RELEASE:  August 30, 2004


                   TECK COMINCO LIMITED ANNOUNCES PROVISION OF
                    $52 MILLION ON SONS OF GWALIA INVESTMENT
--------------------------------------------------------------------------------

Vancouver, B.C. -- Teck Cominco Limited announced today that it expects to record a provision of approximately $52 million, after tax, in the third quarter in respect of its investment in Sons of Gwalia Ltd. Teck Cominco holds approximately 9% of the outstanding ordinary shares of Sons of Gwalia, which have a book value of $64 million.

On August 29, 2004 Sons of Gwalia appointed Voluntary Administrators under the Australian Corporations Act 2001 and its shares were suspended from trading on the Australian Stock Exchange.

Teck Cominco Limited is a diversified mining company, headquartered in Vancouver, Canada with assets totalling approximately $5 billion. Shares are listed on the Toronto Stock Exchange under the symbols TEK.A and TEK.B. The company is a world leader in the production of zinc and metallurgical coal and is also a major producer of copper and gold. Further information can be found at WWW.TECKCOMINCO.COM.


                                     - 30 -


For further information, please contact:

Tom Merinsky
Director, Investor Relations
(604) 685-3007



                              TECK COMINCO LIMITED
                   200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
      TEL: (604) 687-1117     FAX: (604) 687-6100     www.teckcominco.com